"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

City of Buenos Aires, November 18, 2011.

To:

La Comisión Nacional de Valores (the National Securities Commission)

Ref.:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class II (Series II) Negotiable Obligations

We hereby inform you that Grupo Financiero Galicia S.A. (“GFG”) will make the third payment corresponding to its Class II (Series II) Negotiable Obligations, which were issued under its global program for the issuance of short-, mid- and/or long term negotiable obligations for a maximum outstanding face value of up to US$60,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America.

Paying Agent: The Bank of New York Mellon.

Payment Date: November 30, 2011.

Item: Payment of interest corresponding to the period commencing on June 3, 2011 and ending on November 29, 2011.

Applicable Interest Rate: GFG’s Class II (Series II) Negotiable Obligations accrue interest at an 8% rate.

Total Interest Payment: The interest rate applicable to the period described above is 3.94520547% and the total amount of payable interest is Ps.715,790.11.

ISIN N°: XS0511059155.

Common Code: N° 0511059155.

Yours faithfully,

_____________________________
Grupo Financiero Galicia S.A.
Jose Luis Gentile
Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com

"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

City of Buenos Aires, November 18, 2011.

To:

La Comisión Nacional de Valores (National Securities Commission)

Ref.:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class II (Series III) Negotiable Obligations.

We hereby inform you that Grupo Financiero Galicia S.A. (“GFG”) will make the third payment corresponding to its Class II (Series III) Negotiable Obligations, which were issued under its global program for the issuance of short-, mid- and/or long term negotiable obligations for a maximum outstanding face value of up to US$60,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America.

Paying Agent: The Bank of New York Mellon.

Payment Date: November 30, 2011.

Item: Payment of interest corresponding to the period commencing on June 3, 2011 and ending on November 29, 2011.

Applicable Interest Rate: GFG’s Class II (Series III) Negotiable Obligations accrue interest at a 9% rate.

Total Interest Payment: The interest rate applicable to the period described above is 4.43835616% and the total amount of payable interest is Ps.1,191,996.40.

ISIN N°: XS0511059312.

Common Code: N° 0511059312.

Yours faithfully,

_____________________________
Grupo Financiero Galicia S.A.
Jose Luis Gentile
Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com